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                             January 5, 2024

       Michael Carotenuto
       Chief Financial Officer
       Cambridge Bancorp
       1336 Massachusetts Avenue
       Boston, MA 02138

                                                        Re: Cambridge Bancorp
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Form 10-Q for the
quarter ended September 30, 2023
                                                            Response dated
December 19, 2023
                                                            File No. 001-38184

       Dear Michael Carotenuto:

              We have reviewed your December 19, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12,
       2023 letter.

       Response Letter dated December 19, 2023

       General

   1. We note your draft disclosure does not address the use of derivative financial instruments, although page 91 of the
Form 10-K indicates that you use derivatives to manage interest rate and other economic
risks. Please revise your draft disclosure to further clarify whether and how
derivative financial instruments are used to manage economic risks, including whether the
simulation and EVE model outputs reflect such use of derivatives.
 Michael Carotenuto
FirstName
CambridgeLastNameMichael  Carotenuto
            Bancorp
Comapany
January    NameCambridge Bancorp
        5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance